02019610

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 07 2002

SEC FILE NUMBER
8- 50015

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TripleTree, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7601 France Avenue South, Suite 150
(No. and Street)

Edina (City) MN (State) 55435 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Henderson 952-253-5300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor Gearty & Co., Ltd.
(Name — *if individual, state last, first, middle name*)

120 Cheshire Business Center, 2600 Fernbrook Ln N Plymouth, MN 55447
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, David Henderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TripleTree, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

MARILYNN D. ROWLEY
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2005

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

O'CONNOR, GEARTY & CO., LTD.
Certified Public Accountants & Financial Advisors

TRIPLETREE, LLC

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001 AND 2000

120 Cheshire Business Centre, 2600 Fernbrook Lane N., Plymouth, MN 55447
(763) 550-1100 FAX (763) 550-1644 E-mail ogc@ogccpa.com
www.ogccpa.com

TRIPLETREE, LLC
(A LIMITED LIABILITY COMPANY)

TABLE OF CONTENTS

PAGE

O'CONNOR, GEARTY & CO., LTD.
Certified Public Accountants & Financial Advisors

INDEPENDENT AUDITORS' REPORT

Board of Governors
TripleTree, LLC
Edina, Minnesota

We have audited the accompanying statements of financial condition of TripleTree, LLC (A Limited Liability Company), as of December 31, 2001 and 2000, and the related statements of income, members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TripleTree, LLC, as of December 31, 2001 and 2000, and the results of its operations, members equity and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

O'Connor, Gearty + Co., LTD.

O'CONNOR, GEARTY & CO., LTD.
Plymouth, Minnesota
January 25, 2002

120 Cheshire Business Centre, 2600 Fernbrook Lane N., Plymouth, MN 55447
(763) 550-1100 FAX (763) 550-1644 E-mail ogc@ogccpa.com
www.ogccpa.com

TRIPLETREE, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENTS OF FINANCIAL CONDITION

For The Years Ended December 31, 2001 and 2000

	2001	2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 775,912	$ 409,009
Accounts receivable	63,738	164,629
Due from related parties	-	2,937
Prepaid expenses	16,065	8,403
Total current assets	855,715	584,978
Furniture, fixtures and equipment:		
Furniture, fixtures and equipment	330,591	303,931
Accumulated depreciation	(150,351)	(81,088)
Furniture, fixtures and equipment, net	180,240	222,843
Other assets	50	50
Total assets	$ 1,036,005	$ 807,871
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Accounts payable	$ 29,000	$ 9,885
Preferred dividends payable	50,000	50,000
Accrued liabilities	75,868	95,544
Total liabilities	154,868	155,429
Members' equity	881,137	652,442
Total liabilities and members' equity	$ 1,036,005	$ 807,871

See Notes to Financial Statements.

TRIPLETREE, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENTS OF INCOME
For The Years Ended December 31, 2001 and 2000

	2001	2000
Revenues:		
Consulting fees	$ 3,492,007	$ 2,643,145
Interest income	36,179	12,503
Gain on sale of securities	232	-
Total revenues	3,528,418	2,655,648
Expenses:		
Salaries	1,885,494	1,409,824
Payroll taxes and other employee benefits	167,533	133,074
Guaranteed payments	400,000	410,000
Marketing	166,817	167,208
Legal and filing fees	20,155	9,307
Overhead and administrative expenses, net of related party reimbursements	529,724	389,579
Total expenses	3,169,723	2,518,992
Net income	358,695	136,656
Component of net income:		
Dividends to preferred members	(50,000)	(50,000)
Net income attributable to common members	$ 308,695	$ 86,656

See Notes to Financial Statements.

TRIPLETREE, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENTS OF CASH FLOWS

For The Years Ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net income	$ 358,695	$ 136,656
Adjustments to reconcile net income to net cash flows provided by operating activities:		
Depreciation and amortization	69,263	69,822
Changes in operating assets and liabilities:		
Accounts receivable	100,891	(129,598)
Prepaid expenses	(7,662)	3,880
Accounts payable	19,115	(77,827)
Due from related parties	2,937	7,295
Accrued liabilities	(19,676)	69,865
Net cash flows provided by operating activities	523,563	80,093
Cash flows from investing activities:		
Purchases of equipment	(26,660)	(68,107)
Purchase of warrants	-	(50)
Net cash flows used in investing activities	(26,660)	(68,157)
Cash flows from financing activities:		
Preferred dividends	(50,000)	(50,000)
Distributions	(80,000)	-
Net cash flows used in financing activities	(130,000)	(50,000)
Net increase (decrease) in cash and cash equivalents	366,903	(38,064)
Cash and cash equivalents, beginning of year	409,009	447,073
Cash and cash equivalents, end of year	$ 775,912	$ 409,009

Supplemental Cash Flow Information

Interest paid by the Company was $74 in 2001 and $2,473 in 2000.

See Notes to Financial Statements.

TRIPLETREE, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENTS OF MEMBERS' EQUITY

For The Years Ended December 31, 2001 and 2000

	Class A Common Units (Voting)	Class B Common Units (Non-voting)	Convertible Preferred Units (Voting)	Retained Earnings	Total
Balance, January 1, 2000	$ 8,333	$ 6,667	$ 500,000	$ 50,786	$ 565,786
Net income - 2000	-	-	-	136,656	136,656
Preferred dividends	-	-	-	(50,000)	(50,000)
Balance, December 31, 2000	8,333	6,667	500,000	137,442	652,442
Net income - 2001	-	-	-	358,695	358,695
Distributions	-	-	-	(80,000)	(80,000)
Preferred dividends	-	-	-	(50,000)	(50,000)
Balance, December 31, 2001	$ 8,333	$ 6,667	$ 500,000	$ 366,137	$ 881,137
Units outstanding	2,500,000	2,000,000	500,000		
Units authorized	10,000,000	10,000,000	10,000,000		

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2001 and 2000

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

TripleTree, LLC (a limited liability company), formerly known as Cherry Tree & Co., LLC, was organized on January 13, 1997 in accordance with Chapter 322B of the Minnesota statutes relating to limited liability companies. The Company is a licensed broker-dealer in securities and provides investment banking services, and general business, merger and acquisition consulting services to clients in the information technology industries. The Company is a member in good standing of the National Association of Securities Dealers (NASD) having been accepted for membership on September 15, 1997.

The Company conducts investment transactions, if any, only with other registered broker-dealers and is a member of the Securities Investors Protection Corporation (SIPC). The Company holds no customer securities or cash.

The Company is exempt from the requirements of Rule 15c3-3 of the Securities Exchange Commission (the "Rule"), based on the exemption provisions contained in Section K (2)(i) of the Rule.

Cash and Cash Equivalents

For purposes of balance sheet presentation and reporting of cash flows, the Company considers all unrestricted demand deposits, money market funds and highly liquid debt instruments with a maturity of less than 90 days to be cash and cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used when accounting for depreciation and amortization. Actual results could differ from those estimates.

(Continued)

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Certain Significant Estimates

Accounts Receivable
Management considers all accounts receivable to be collectable; therefore, no allowance for doubtful accounts has been recorded at December 31, 2001 and 2000.

Concentrations of Risk
The Company had the following concentrations of risk:

Major Customers
The Company is dependent on a small number of customers for its consulting fee revenue. Two customers accounted for 45.5% of consulting fee revenue in 2001 and 45.6% of consulting fee revenue in 2000. Five customers accounted for 46.6% of accounts receivable at December 31, 2001, while one customer accounted for 45.6% of accounts receivable at December 31, 2000.

Cash Deposits in Excess of Federally Insured Limits
Included in cash are interest-bearing money market funds held in brokerage accounts. Amounts held in these accounts totaled $770,000 and $391,000 at December 31, 2001 and 2000, respectively. These funds are not subject to the $100,000 deposit insurance coverage offered by the Federal Deposit Insurance Corporation (FDIC) for deposits in insured depository institutions.

Furniture and Equipment

Furniture and equipment are carried at cost. Depreciation of property and equipment is provided using the accelerated methods used for income tax purposes based on the following estimated useful lives:

Category	Years
Furniture and fixtures	5 – 7
Leasehold improvements	5
Software	3

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Furniture and Equipment (Continued)

Depreciation expense was $69,262 and $69,822 for 2001 and 2000, respectively. The difference in depreciation expense using accelerated tax methods versus the straight-line method is deemed immaterial to the overall financial statements.

Revenue Recognition

Monthly Fees
The Company typically earns and records monthly retainer fees in connection with active investment banking and consulting engagements.

Success Fee
The Company receives a success fee on its investment banking engagements. However, these fees are only payable upon the successful closing of each transaction. The fee consists of a cash fee equal to an agreed-upon percentage of the transaction, as well as stock warrants on private placements.

Income Taxes

The Company is treated as a partnership for income tax purposes. Accordingly, these financial statements do not include any provision for income taxes since the income and expense items are reported on the individual income tax returns of the members and the applicable income taxes, if any, are paid from the personal funds of the members.

2 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2001 and 2000, the Company's net capital was $621,094 and $253,630, respectively, which was $616,094 and $248,630, respectively, in excess of the required net capital of $5,000. The Company's net capital ratio was .3 to 1 and .6 to 1 at December 31, 2001 and 2000, respectively.

(Continued)

3 RELATED PARTY TRANSACTIONS

The Company shared office space and related overhead expenses with Cherry Tree Investments, Inc., Cherry Tree Development, LLC, and Rotherwood Ventures, LLC through October 31, 2001. These companies were formerly related by common ownership. The Company received reimbursements from related parties of $146,935 and $143,901 in 2001 and 2000, respectively, for their portion of the office space and related overhead expenses.

The Company purchased $40,000 of office furniture and equipment from Cherry Tree Investments, Inc. in 2000. Other administrative expenses include interest expense of $2,473 on a $40,000 note payable related to the above equipment purchased from Cherry Tree Investments, Inc. The note was paid in full in 2000.

Effective January 1, 2000, an officer of the Company purchased 125,000 Class A common units from two Class A common unit holders for $25,000. Additionally, on January 1, 2000, another officer of the Company purchased 75,000 Class A common units from one Class A common unit holder for $15,000.

4 MEMBERS' EQUITY

The Company's articles of organization state each ownership unit bears the same financial and governance rights, however, the Board of Governors, by resolution, may establish or designate more than one class of units and may fix the relative rights and preferences of each such class.

Class A common and preferred units are voting units, whereas Class B common units do not have voting rights. Holders of preferred units may convert any or all of their convertible preferred units into Class A common units at any time. Each preferred unit will automatically convert into one Class A common unit on December 31, 2008 or upon an initial public offering of units or shares in the Company or upon formation of a successor corporation formed to complete an initial public offering.

Convertible preferred units are entitled to receive a preferred return of 10% per year which is payable without regards to the profits of the Company and is due within 45 days after the Company's fiscal year-end. The entire $50,000 due to preferred units was accrued in 2001 and 2000, respectively, and paid in January of the following year. Except for the preferred return or upon liquidation of the Company, convertible preferred units do not participate in any distributions of the Company.

(Continued)

4 MEMBERS' EQUITY (Continued)

Distributions on common units are discretionary and determined by the Board of Governors. The distributions are based on the ratio of common units owned by the member to the total units issued and outstanding as of the distribution date declared by the Company. The Board has the discretion of taking into account the varying interests of the common unit holders throughout the year. The preferred unit holders are entitled to any distributions to be paid before the common unit holders, upon liquidation of the Company.

The Company intends preferred returns be treated as guaranteed payments within the meaning of Section 707(c) of the Internal Revenue Code (IRC) and if not so treated, each holder of a convertible preferred unit will receive a special allocation of taxable income equal to the preferred return paid. Otherwise, all income, profits, gains, losses, and tax credits will be allocated to the holders of the common units for income tax and financial accounting purposes based on the same manner as distributions were allocated.

The Company has a mandatory distribution policy for all holders of common units whereby 80% of the taxable income (excluding any income recognized on the receipt or exercise of Company warrants) must be made within 60 days of the completion of each fiscal year. Upon unanimous approval of the Board of Governors or two-thirds approval of outstanding Class A Common Units, the Company may determine not to make this distribution. In the event no mandatory distribution is made, the Company must distribute to Members holding Common Units an amount sufficient to pay federal and state income taxes on their distributive shares of taxable income of the Company.

5 EMPLOYEE BENEFIT PLAN

The Company established a defined contribution plan under Section 401(k) of the IRC, as of January 1, 2000. Contributions to the plan by the Company are discretionary. Full time employees become eligible for participation following completion of one year of service. Employer contributions to the plan were $30,638 and $22,926 for 2001 and 2000, respectively.

(Continued)

6 LONG-TERM LEASES

The Company leases office space shared with related parties through October 31, 2001 (see Note 3). This operating lease was assigned to the Company in July of 1999 and expires in October 2004. Rent expense before related party reimbursements (including common area charges) was $207,485 and $206,075 in 2001 and 2000, respectively.

The future minimum lease payments are:

Year Ending December 31,	Amount
2002	$ 114,396
2003	114,396
2004	95,330
2005	-
Total	$ 324,122

7 SUBSEQUENT EVENT

The Company redeemed the Class A Common Unit ownership interests of two members effective January 1, 2002. The total purchase price for the 1,150,000 Class A Common Units was $200,000 in cash paid at closing together with certain additional amounts as specified in the agreement. Additionally, the Company distributed 254,038 units to Sellers representing their pro rata portion of any warrants received by the Company with respect to investment banking transactions closed prior to December 31, 2001.

8 RECLASSIFICATIONS

Certain reclassifications were made to the 2000 financial statements to conform to the 2001 presentation. These reclassifications had no effect on net income for the periods presented.

SUPPLEMENTARY INFORMATION

O'CONNOR, GEARTY & CO., LTD.
Certified Public Accountants & Financial Advisors

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

We have audited the accompanying financial statements of TripleTree, LLC (A Limited Liability Company), as of and for the years ended December 31, 2001 and 2000, and have issued our report thereon dated January 25, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules that follow are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Connor, Gearty & Co., LTD.

O'CONNOR, GEARTY & CO., LTD.
Plymouth, Minnesota
January 25, 2002

120 Cheshire Business Centre, 2600 Fernbrook Lane N., Plymouth, MN 55447
(763) 550-1100 FAX (763) 550-1644 E-mail ogc@ogccpa.com
www.ogccpa.com

TRIPLETREE, LLC
(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	December 31, 2001	December 31, 2000
Total members' equity	$ 881,137	$ 652,442
Deductions and/or charges:		
Non-allowable assets:		
Receivables	63,738	164,629
Prepaid expenses	16,065	8,403
Equipment, net	180,240	222,843
Other assets	-	2,937
	260,043	398,812
Net capital before haircuts on securities positions	621,094	253,630
Haircuts on securities	-	-
Net capital	$ 621,094	$ 253,630
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities from statement of financial condition	$ 154,868	$ 155,429
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirement	$ 5,000	$ 5,000
Excess net capital	$ 616,094	$ 248,630
Ratio of aggregate indebtedness to net capital	.3 to 1	.6 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital as reported in Company's Part II, FOCUS, Form X-17a-5 (unaudited)	$ 620,600	$ 253,578
Net audit adjustment	494	52
Net capital per above	$ 621,094	$ 253,630

No customer securities transactions were transacted by the Company during 2001 and 2000. However, if such transactions had taken place, a special account for the exclusive benefit of customers would have been maintained. Accordingly, the Company is exempt from the requirements of Rule 15C3-3 of the Securities Exchange Commission based on the provisioins of Section K(2)(i) of the Rule.

See Independent Auditors' Report on Supplementary Information.

O'CONNOR, GEARTY & CO., LTD.
Certified Public Accountants & Financial Advisors

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Governors
TripleTree, LLC
Edina, Minnesota

In planning and performing our audit of the financial statements of TripleTree, LLC for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by TripleTree, LLC we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(1)(11) and for determining the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure which might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk errors or irregularities in amounts material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, we consider to be material weaknesses as defined above.

We understand practices and procedures which accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and practices and procedures which do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding on our study, we believe the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Governors, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

O'Connor, Gearty + Co., Ltd

O'CONNOR, GEARTY & CO., LTD.
Plymouth, Minnesota
January 25, 2002